Exhibit 99.1

FF304 Page 1 of 5 v 1.2.4 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Equity issuer Status: New Submission Name of Issuer: KANZHUN LIMITED (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 01 June 2023 Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) Section I 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 11) Yes Stock code (if listed) 02076 Description Class A Ordinary Shares Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 30 May 2023 728,115,515 1). Repurchase of shares (or other securities) but not cancelled Repurchase of 279,864 American depository shares (representing 559,728 Class A ordinary shares) on May 26, 2023 U.S. time Date of changes 26 May 2023 559,728% % 2). Repurchase of shares (or other securities) but not cancelled Repurchase of 293,791 American depository shares (representing 587,582 Class A ordinary shares) on May 30, 2023 U.S. time Date of changes 30 May 2023 587,582% % 3). Repurchase of shares (or other securities) but not cancelled Repurchase of 147,771 American depository shares 295,542 0.03401% %

FF304 Page 2 of 5 v 1.2.4 (representing 295,542 Class A ordinary shares) on May 31, 2023 U.S. time Date of changes 31 May 2023 4). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 31 May 2023 56,054 0.00645 % USD 2.49 HKD 69.9 -72.09 % Closing balance as at (Note 8) 31 May 2023 728,171,569 Remarks: As of May 31, 2023 (i.e. after the issue of shares on May 31, 2023), the number of Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans is 21,151,534. For illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8341 on May 31, 2023.

FF304 Page 3 of 5 v 1.2.4 We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 9) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 10); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and

FF304 Page 4 of 5 v 1.2.4 ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 5 of 5 v 1.2.4 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note) Yes Stock code (if listed) 02076 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 31 May 2023 295,542 On another stock exchange The Nasdaq Global Select Market USD 6.875 USD 6.585 USD 1,999,991.82 Total number of securities purchased 295,542 Total paid $ USD 1,999,991.82 B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,442,852 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue 0.167 % We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated . . . . . . . . . . . . . . . . . . . . . . . which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange. Remarks: The "Exchange" mentioned in B above refers to The Nasdaq Global Select Market. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Ko Mei Ying (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)